MERCADO LIBRE, INC
TRONADOR 4890, 8TH FLOOR
BUENOS AIRES, C1430DNN
ARGENTINA

TEL	011• 5411 • 5352 • 8000
FAX	011• 5411 • 4545 • 4744 /
011• 5411 • 5550 • 8719

HERNAN KAZAH.
DIRECT DIAL: 011-5411-5352-8004
EMAIL: hernan@mercadolibre.com
July 14, 2009
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.
SEC Comment Letter for the Form 10-K for the Fiscal
Year Ended December 31, 2008 filed on February 27, 2009
Forms 8-K filed on February 24, 2009 and May 6, 2009
File No. 001-33647
Dear Ms. Collins:
MercadoLibre, Inc. a Delaware corporation (the “Company,” “we” or “us”), is transmitting for filing its responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 27, 2009 and current reports on Form 8-K filed on February 24, 2009 and May 6, 2009 (File No. 001-33647), contained in your comment letter dated June 29, 2009.
For convenience of reference, each Staff comment contained in your June 29, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

Ms. Collins
July 14, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.
We note that your counsel, on behalf of the Company, provided the acknowledgments we requested in our letter dated May 28, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representation directly from the company.

Response: The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Note 2. Summary of Significant Accounting Polices
Income and Asset Taxes, page F-17
2.
Your response to prior comment 7 indicates that you have not provided the required disclosures because you would have pursued an alternative tax planning strategy had the tax holiday not been in place. Although we understand that you may be able to implement these strategies, the disclosures in SAB Topic 11.C are required disclosures. Please confirm that in future filings you will provide the disclosures required by SAB Topic 11.C.

Response: In future filings, the Company will provide the disclosures required by SAB Topic 11.C.

Ms. Collins
July 14, 2009

Note 17. Long Term Retention Plan, page F-50
3.
We note from your response to prior comment 10 that you do not believe paragraphs A240(b)(2), (c)(2), and (d) of SFAS 123(R) are applicable because the Company did not grant options. However, since the shares issued in connection with your long-term retention plan were not vested at their grant date, it appears that such paragraphs are applicable. In this regard, paragraphs A240(b), (c)(2), and (d) make reference to share units and paragraph A240(b)(2) makes reference to shares of nonvested stock. Therefore, tell us how you considered disclosing the information in these paragraphs or explain to us further why you do not believe they are applicable.

Response: In response to the Staff comment, the following table shows the requirements of the rule and our related response:

Disclosure Requirement	Company Response
Paragraph A240 (b) (2): The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of non-vested stock), for each of the following groups of equity instruments: (a) those non-vested at the beginning of the year, (b) those non-vested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.
As disclosed in note 17 to our Financial Statements included in our Form 10-K for the Fiscal Year Ended December 31, 2008, the company has granted 21,591 shares under the long-term retention plan as of December 31, 2008. The grant-date fair market value was $36.8 for each share. All equity instruments were granted during 2008 and were non-vested at the end of the year. There were no vested or forfeited equity instruments related to the Long term retention plan during the year ended December 31, 2008. We considered all granted shares as non-vested because, as described in note 17, it is required that the employee stays in the Company at the payment date.
In future filings we will include the above mentioned information to meet the disclosure requirements of paragraph A240 (b) (2).

Ms. Collins
July 14, 2009

Disclosure Requirement	Company Response
Paragraph A240 (c) (2): The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.	According to FAS 123(R), paragraph E1, the intrinsic value of a non-vested share may be described as an option on that share with an exercise price of zero. Thus, the fair value of a share is the same as the intrinsic value of that share. In note 13 to our Financial Statements included in our Form 10-K for the Fiscal Year Ended December 31, 2008, we included the fair value of our shares. In future filings, we will disclose the fair value of our shares in our Long Term Retention Plan note to our Financial Statements. (See the aggregate intrinsic value table included at the end of this letter for more detail)

Paragraph A240 (d): For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted average remaining contractual term of options (or share units) outstanding.

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted average remaining contractual term of options (or share units) currently exercisable (or convertible).
As of December 31, 2008, the Company did not have any fully vested share as disclosed in the response to Paragraph A240 (b) (2).
As of December 31, 2008, the remaining contractual term of shares granted was 3.25 years (remaining vesting period). The aggregate intrinsic value has been included in the response to the disclosure requirements of paragraph A240 (b) (2) above.
In future filings we will include the above mentioned information to meet the disclosure requirements of paragraph A240 (d).
The following table discloses the aggregate intrinsic value as of December 31, 2008 and March 31, 2009:

Ms. Collins
July 14, 2009

	March 31,	December 31,
	2009	2008
Number of shares granted	21,591	21,591
Closing price of share	18.55	16.41
Weighted average exercise price	—	—

Intrinsic value	18.55	16.41

Aggregate intrinsic value	400,513	354,308

If you have any questions or comments regarding the foregoing, please contact our General Counsel, Jacobo Cohen Imach at 011 5411 5352 8030, jcimach@mercadolibre.com. We look forward to working with you on these matters.
Sincerely,
/s/ Hernán Kazah
Hernán Kazah

cc:	Christine Davis
Melissa Feider Edward W. Elmore Jr.
Jacobo Cohen Imach
Jan Woo
Katherine Wray